Filed Pursuant to Rule 433

Registration No. 333-255101

Relating to the Prospectus dated April 16, 2021 and the
Preliminary Prospectus Supplement dated April 22, 2021

EDAP Announces Launch of Follow-On Offering

LYON, France, April 22, 2021 -- EDAP TMS S.A. (NASDAQ: EDAP) (the “Company”), a global leader in robotic energy-based therapies, announced today the launch of a follow-on public offering of its American Depositary Shares, or ADSs, each representing one ordinary share of the Company.

Piper Sandler is acting as the sole book-running manager for the offering.

A shelf registration statement on Form F-3 (including a prospectus) relating to the Company’s American Depositary Shares was filed with the Securities and Exchange Commission (the “SEC”) and has become effective. The Company has also filed a preliminary prospectus supplement with respect to the proposed offering. Before purchasing ADSs in the offering, you should read the preliminary prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplement (and accompanying prospectus) relating to the offering may be obtained from Piper Sandler & Co., 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, Attention: Prospectus Department, by telephone at (800) 747-3924 or by email at prospectus@psc.com.

The Company also announced that it expects to report that total revenues were between €10.0 million and €10.4 million for the three months ended March 31, 2021, primarily driven by strength in its Distribution division, as compared to €7.6 million for the same period in 2020, with the Company’s gross margin expected to be between 40% and 44% for the period, as compared to 40.2% gross margin for the same period in 2020. The Company also expects to report that its cash and cash equivalents were approximately €24.4 million as of March 31, 2021.

In this press release, the Company has presented preliminary estimates of certain unaudited financial information for the three months ended March 31, 2021. The Company has provided ranges, rather than specific amounts, for the preliminary estimates of the unaudited financial information primarily because its financial closing procedures for the three months ended March 31, 2021 are not yet complete and, as a result, its final results upon completion of its closing procedures may vary materially from the preliminary estimates. The preliminary results are not a comprehensive statement of the Company’s financial results for this period. In addition, even if the Company’s actual results are consistent with these preliminary results, those results or developments may not be indicative of results or developments in subsequent periods. The preliminary estimates for the three months ended March 31, 2021 presented in this press release have been prepared by, and are the responsibility of, management. KPMG S.A., the Company’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to such preliminary data. Accordingly, KPMG S.A. does not express an opinion or any other form of assurance with respect thereto, and you should not place undue reliance upon these preliminary estimates.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s proposed follow-on offering and the Company’s expectations regarding preliminary results for the three months ended March 31, 2021. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, uncertainties related to market conditions and the completion of the Company’s quarterly closing procedures with respect to the three months ended March 31, 2021. Factors that may cause such a difference may also include, but are not limited to, those risks relating to the offering, which are described in the preliminary prospectus supplement and those risks relating to the Company’s business, which are described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

Company Contact

Blandine Confort

Investor Relations / Legal Affairs

EDAP TMS SA

+33 4 72 15 31 50

bconfort@edap-tms.com

Investor Contact

Jeremy Feffer

LifeSci Advisors, LLC

212-915-2568

jeremy@lifesciadvisors.com